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                                                                    EXHIBIT 99.1

                         LUIGINO'S, INC. AND SUBSIDIARY
                               Report on Form 10-Q
                                 April 21, 2002

Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. Luigino's, Inc. and Subsidiary (the "Company") desires to take advantage of these "safe harbor" provisions and is filing this Exhibit 99.1 in order to do so. Accordingly, the Company hereby identifies the following important factors which could cause the Company's actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by the Company in forward-looking statements made by the Company from time to time in reports, registration statements and other written communications, or in oral forward-looking statements made from time to time by the Company's officers and agents.

The Company has substantial indebtedness other than its senior subordinated notes, which may affect its ability to make scheduled payments on those notes, to redeem them if the Company is required to do so, and to pay the principal amounts of the notes when due.

     The Company is highly leveraged. After giving effect to the sale of the senior subordinated notes sold in a private offering and subsequently registered in an exchange offer under 144A of the Securities Act, the borrowings under its new credit facility and the application of the proceeds from those transactions, the Company had total indebtedness of approximately $169.0 million and a shareholders' equity of $4.3 million as of April 21, 2002. Of the $169.0 million of total indebtedness, $100.0 million consisted of the senior subordinated notes. In addition, the Company may incur additional indebtedness in the future. The degree to which the Company is leveraged could prevent it from repurchasing all of the senior subordinated notes holders tender upon the occurrence of a change of control of the Company.

     The Company's ability to make scheduled payments of principal of, or to pay the interest and any other payments on, or to refinance, its indebtedness, including the senior subordinated notes, or to fund its planned capital expenditures will depend on its future performance, which, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. The Company may also need to refinance all or a portion of the principal amount of the notes on or before maturity. There is a risk that the Company's business will not generate sufficient cash flow from operations, or that the Company will not have sufficient credit available in the future, to enable it to service its indebtedness, including the senior subordinated notes, or to fund its other liquidity needs. In addition, there is a risk that the Company will not be able to refinance its debt on commercially reasonable terms, or at all.

     The degree to which the Company will continue to be leveraged in the future could have important consequences to the holders of the senior subordinated notes. The following effects on the Company could affect the holders:

     . the Company may have more difficulty satisfying its obligations on the notes;

     . the Company will be increasingly vulnerable to general adverse economic and industry conditions;

     . the Company may have more difficulty obtaining additional financing to fund future working capital, capital expenditures and other general corporate requirements;

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     .    the Company may need to dedicate a substantial portion of its cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development or other general corporate purposes;

     . the Company may have less flexibility in planning for, or reacting to, changes in its business and the industry; and

     . the Company may be at a competitive disadvantage vis-a-vis less leveraged competitors.

     In addition, the indenture relating to the senior subordinated notes and the new bank credit facility contain financial and other restrictive covenants that limit the Company's ability to, among other things, borrow additional funds. If the Company does not comply with these covenants, it would be in default, and if the default is not cured or waived, the Company's business could be adversely affected.

The senior subordinated notes are subordinated to other indebtedness, which also may affect the Company's ability to make payments on the notes.

     The notes are and will be subordinated in right of payment to all of the Company's current and future senior debt. However, the indenture prohibits the Company from incurring or otherwise becoming liable for any indebtedness that is subordinate or junior in right of payment to any senior debt and senior in right of payment to the notes. Upon any distribution to the Company's creditors in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, the holders of the Company's senior debt will be entitled to be paid in full in cash before any payment may be made on the notes. In addition, the subordination provisions of the indenture will provide that payments with respect to the notes will be blocked in the event of a payment default on the Company's senior debt and may be blocked for up to 179 days each year in the event of nonpayment defaults on that debt. In the event of a bankruptcy, liquidation or reorganization of the Company, holders of the notes will participate ratably with all holders of the Company's subordinated indebtedness that is deemed to be of the same class as the notes, and potentially with all of the Company's other general creditors, based upon the respective amounts owed to each holder or creditor, in the remaining assets of the Company. In any of the foregoing events, there is a risk that there would not be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than the holders of the Company's senior debt.

Restrictions imposed under the Company's bank credit facility also may affect the Company's ability to make payments on the senior subordinated notes.

     The Company's new bank credit facility contains, among other things, financial and other covenants, including covenants requiring the Company to maintain specified financial ratios, restricting its ability to incur indebtedness or to create or suffer to exist liens, and restricting the amount of capital expenditures which it may incur in any fiscal year. Compliance with these provisions may limit the Company's ability to expand its business, and its ability to comply with these provisions and to repay or refinance the bank credit facility may be affected by events beyond the Company's control. If the Company fails to make any required payment under the bank credit facility or fails to comply with any of the financial and operating covenants included in the bank credit facility, it would result in an event of default, permitting the lender to elect to accelerate the maturity of that indebtedness. Any such acceleration could also result in the acceleration of any of the Company's other indebtedness. In addition, the Company may be unable to make scheduled interest payments or principal payments, if then due, on the notes during the existence of a default under the bank credit facility or its other indebtedness. If the lender under the bank credit facility accelerates the maturity of that indebtedness, there is a risk that the Company will not have sufficient resources to satisfy its obligations under the bank credit facility and its other indebtedness, including the notes.

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The Company's business is subject to the general risks of the food industry and to significant competition from larger, well-established companies.

     The Company is subject to the general risks of the food industry, including:

     .    the risk that a competitor gains a technological advantage;

     .    evolving consumer preferences;

     .    limited shelf life of food products;

     .    nutritional and health-related concerns;

     .    federal, state and local food processing controls;

     .    consumer product liability claims;

     .    the risk of product tampering;

     .    mislabeling; and

     .    the availability and expense of insurance.

     In addition, the food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. The Company competes with a number of established brands and companies, including larger and more diversified companies. A number of these competitors have broader product lines, substantially greater financial and other resources available to them, lower fixed costs and longer operating histories than the Company. There is a risk that the Company will not be able to compete successfully with these other companies. Competitive pressure or other factors could cause the Company's products to lose market share or result in significant price erosion, which could have a material adverse effect on its business.

Fluctuations in the cost of the Company's ingredients may adversely affect its business.

     The Company uses large quantities of ingredients and packaging materials in its frozen entrees. As a result, the Company is significantly affected by increases in the costs of these ingredients and materials. Due to extremely competitive conditions in the frozen food industry, following increases in ingredient costs, the Company may not be in a position to raise the prices of its frozen food entrees sufficiently to pass all such costs on to the consumer. In some cases, the Company enters into long-term supply contracts that fix the price for raw materials, but such contracts do not cover all of its ingredients and the Company may be exposed to cost increases after a contract expires. Any future material increase in the price of ingredients for the Company's entrees could have a material adverse effect on the Company.

Claims made against the Company based on product liability could have a material adverse effect on its business.

     As a producer and marketer of food products, the Company is subject to the risk of claims for product liability. The Company maintains product liability insurance, but there is a risk that its coverage will not be sufficient to insure against all claims which may be brought against it, or that it will not be able to maintain that coverage or obtain additional insurance covering existing or new products. If someone successfully asserts a product liability claim against the Company exceeding its insurance coverage, it could have a material adverse effect on its business, and, even if a product liability claim is not successful, the time, expense and negative publicity associated with defending against such a claim could also have a similar effect.

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The Company makes its sales through independent food brokers, and its ability to maintain these relationships is important to the Company's business.

     The Company relies on non-affiliated food brokers to sell its products. The success of the Company's business depends, in large part, upon the maintenance of a strong distribution network. The Company grants food brokers revocable rights to sell the Company's products in exclusive territories and they receive as compensation a dollar amount per case sold. If the Company were required to obtain additional or alternative distribution and food brokerage agreements or arrangements in the future, there can be no assurance it will be able to do so on satisfactory terms or in a timely manner. Inability to enter into satisfactory brokerage agreements may inhibit the Company's ability to implement its business plan or to establish markets necessary to develop its products successfully.

The Company is effectively controlled by one shareholder, who can make substantially all decisions concerning the Company's business.

     Jeno F. Paulucci, one of his children and trusts for the benefit of his wife, all three of his children and their children own all of the outstanding shares of the Company's common stock. Of such outstanding shares, Mr. Paulucci owns the only shares of common stock entitled to vote. Accordingly, Mr. Paulucci elects the entire board of directors and otherwise controls the management of the Company. In addition, the Company's shareholders are parties to a shareholder control agreement that permits Mr. Paulucci to make decisions with respect to the management and affairs of the Company that would normally be made by the board of directors, such as to amend the Company's articles of incorporation or bylaws, make capital expenditures over a specified dollar amount, or incur indebtedness. There is a risk that Mr. Paulucci could make a decision regarding the Company's affairs which is different than a decision made after full board deliberation, and that his decision could have an adverse effect on investors.

Loss of the Company's status as an S corporation for federal income tax purposes could materially affect the Company's income.

     The Company has elected to be an S corporation under the IRS code. Accordingly, the Company's shareholders are directly subject to tax on their respective proportionate shares of the Company's taxable income for federal and some state income tax purposes. If someone successfully challenges the Company's status as an S corporation, the Company could be required to pay federal and state income taxes, plus interest and possibly penalties, on its past and future taxable income. There is a risk that the payment of any such taxes, interest and penalties will have a material adverse effect on the Company.

The loss of the Company's founder or other key personnel could adversely affect the Company's business.

     The Company's success depends largely upon the continued services of its executive officers and key management and other personnel. If the Company loses the services of one or more of its current executive officers or other key employees, it could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, the Company relies on its founder, Jeno Paulucci, and its President and Chief Executive Officer, Ronald Bubar. Mr. Paulucci and Mr. Bubar, and other executive officers, have extensive experience in the food industry. Mr. Paulucci has over 50 years of experience. He founded several successful food companies, including Chun King Corporation, which he sold in 1967 to R.J. Reynolds Food Company, and Jeno's Inc., which he sold in 1985 to The Pillsbury Co. Mr. Paulucci was the first Chairman of the Board of R.J. Reynolds Food Company, now RJR Nabisco, Inc. Mr. Bubar has more than 30 years of experience in the food industry, and has held senior management positions at The Pillsbury Co. and Jeno's, Inc. Mr. Paulucci does not have an employment agreement with the Company but provides services to the Company under a consulting agreement. Mr. Bubar has entered into an employment agreement with the Company in effect until December 2003, subject to earlier termination or future extensions.